Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-217670, 333-217670-35, 333-217670-07

FINAL TERM SHEET

$300,000,000 5.25% Senior Notes due 2025

Issuers:	CTR Partnership, L.P. and CareTrust Capital Corp. (the “Issuers”)

Guarantors:	CareTrust REIT, Inc. (“CareTrust REIT”) and certain existing and future subsidiaries of CareTrust REIT, Inc., other than the Issuers, including subsidiaries that guarantee obligations under the Credit Facility. (together, the “Guarantors”)

Aggregate Principal Amount:	$300,000,000

Expected Ratings* (Moody’s/S&P):	B1 / BB– (Positive / Positive)

Trade Date:	May 10, 2017

Settlement Date:	May 24, 2017 (T+10)

Final Maturity Date:	June 1, 2025

Public Offering Price:	100% of face amount

Yield to Maturity:	5.25%

Coupon:	5.25%

Benchmark Treasury:	2.000% due April 30, 2024

Benchmark Treasury Yield:	2.21%

Spread to Benchmark Treasury:	T+304 bps

Interest Payment Dates:	June 1 and December 1 of each year, commencing December 1, 2017

Record Dates:	May 15 and November 15 of each year

CUSIP / ISIN:	126458 AD0 / US126458AD05

Make-Whole Redemption:	We may redeem some or all of the Notes at any time prior to June 1, 2020 at a price equal to 100% of the principal amount of the Notes redeemed plus accrued and unpaid interest, if any, to, but not including, the redemption date, plus a “make-whole” premium. The “make-whole” premium will be based on a discount rate equal to the yield on a comparable United States Treasury security plus 50 basis points.

Optional Redemption:	We may redeem some or all of the Notes at any time on or after June 1, 2020 at the following redemption prices (expressed as percentages of the principal amount thereof), plus accrued and unpaid interest, if any, to, but not including, the redemption date, on the Notes redeemed during the 12-month period commencing June 1 of the years indicated below:

	Year	Price

	2020	103.938%

	2021	102.625%

	2022	101.313%

	2023 and thereafter	100.000%

Equity Clawback:	We may redeem up to 40% of the aggregate principal amount of the Notes at any time on or prior to June 1, 2020 with the net proceeds of certain equity offerings at a redemption price of 105.25% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the Notes, if any, to, but not including, the redemption date.

Change of Control Offer:	Upon the occurrence of certain change of control events with respect to CareTrust REIT, holders of the Notes will have the right to require us to repurchase their Notes at 101% of their principal amount plus accrued and unpaid interest, if any, to, but not including, the repurchase date.

Joint Book-Running Managers:	KeyBanc Capital Markets Inc. BMO Capital Markets Corp. Barclays Capital Inc.

Co-Managers:	Raymond James & Associates, Inc. Capital One Securities, Inc. Fifth Third Securities, Inc. RBC Capital Markets, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuers and the Guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers and the Guarantors have filed with the SEC, including the prospectus supplement, for more complete information about the Issuers and the Guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuers, the Guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting KeyBanc Capital Markets Inc. at 888-539-1057; BMO Capital Markets Corp. at 212-702-1882; or Barclays Capital Inc. at 888-603-5847.